UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934
                        (Amendment No. 2)

                  Midwest Express Holdings, Inc.

                        (Name of Issuer)

                Common Stock, with $.01 par value

                 (Title of Class of Securities)

                           597911 10 6

                         (CUSIP Number)

                        W. Anthony Gamron
                    Kimberly-Clark Corporation
                          351 Phelps Drive
                        Irving, Texas  75038
                          (214)281-1200

          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                          May 30, 1996

                  (Date of Event which Requires
                    Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
Schedule because of Rule 13d- 1(b)(3) or (4), check the following box [   ].

Check the following box if a fee is being paid with this statement [  ].
                                                                    --



                       Page 1 of 51 Pages
                 Exhibit Index appears on Page 8


(1) Name of Reporting Person                     K-C Nevada, Inc.
    S.S. or I.R.S. Identification
    No. of Above Person

(2) Check the Appropriate Box if a                    (a)  N/A
    Member of a Group (See instructions)              (b)  N/A

(3) SEC Use Only

(4) Source of Funds (See instructions)                00

(5) Check if Disclosure of Legal                      N/A
    Proceedings is Required Pursuant
    to Items 2(d) or 2(e)

(6) Citizenship or Place of Organization                   Nevada




Number of Shares        (7)  Sole Voting Power        -0-
  Beneficially Owned
  By Each Reporting     (8) Shared Voting Power       -0-
  Person With
                        (9)  Sole Dispositive Power   -0-

                        (10) Shared Dispositive Power -0-

(11)     Aggregate Amount Beneficially                -0-
         Owned by Each Reporting Person

(12)     Check if the Aggregate Amount in             N/A
         Row (11) Excludes Certain Shares
         (See instructions)

(13)     Percent of Class Represented by              0%
         Amount in Row (11)

(14)     Type of Reporting Person (See                CO
         Instructions)

(1) Name of Reporting Person                     Kimberly-Clark Corporation
    S.S. or  I.R.S. Identification
    No. of Above Person

(2) Check the Appropriate Box if a                    (a)  N/A
    Member of a Group (See instructions)              (b)  N/A

(3) SEC Use Only

(4) Source of Funds (See instructions)                00

(5) Check if Disclosure of Legal                      N/A
    Proceedings is Required Pursuant
    to Items 2(d) or 2 (e)

(6) Citizenship or Place of Organization              Delaware

Number of Shares        (7)  Sole Voting Power        -0-
  Beneficially Owned
  By Each Reporting     (8)  Shared Voting Power      -0-
  Person With
                        (9)  Sole Dispositive Power   -0-

                        (10) Shared Dispositive Power -0-

(11)Aggregate Amount Beneficially                     -0-
    Owned by Each Reporting Person

(12)Check if the Aggregate Amount in                  N/A
    Row (11) Excludes Certain Shares
    (See instructions)

(13)Percent of Class Represented by                   0%
    Amount in Row (11)

(14)     Type of Reporting Person (See                CO
         instructions)

The Statement on Schedule 13D relating to the Common Stock, $.01 par value per share, of Midwest Express Holdings, Inc., a Wisconsin corporation (the `Company''), filed October 10, 1995 by Kimberly-Clark Corporation (``Kimberly-Clark') and K-C Nevada, Inc., an indirect wholly owned subsidiary of Kimberly-Clark (`K-C Nevada''), as amended by Amendment No. 1 filed April 22, 1996, is hereby further amended and supplemented as follows:

Item 4.  Purpose of Transaction.


The response to Item 4 is amended by adding the following:

On May 30, 1996, pursuant to an underwritten public offering, K-C Nevada sold all of the shares of Common Stock of the Company beneficially owned by it and Kimberly-Clark on such date.

Item 5.  Interest in Securities of the Issuer.


The response to Item 5 is amended by deleting such response and replacing it with the following:




(a), (b) and (c)On May 30, 1996, pursuant to an underwritten public offering, K-C Nevada sold all of the shares of Common Stock of the Company beneficially owned by it on such date (1,288,571 shares) at a price of $32.115 per share. Following such sale, neither K-C Nevada nor Kimberly-Clark beneficially own any shares of Common Stock of the Company.

(d)  K-C Nevada is an indirect wholly owned subsidiary of Kimberly-Clark.

(e) On May 30, 1996, K-C Nevada and Kimberly-Clark ceased to be the beneficial owner of more than five percent of the Common Stock of the Company.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect

to Securities of the Issuer.


The response to Item 6 is amended by adding the following:

On May 23, 1996, K-C Nevada and Kimberly-Clark entered into an Underwriting Agreement, among the Company, K-C Nevada, Kimberly-Clark and Salomon Brothers Inc and Robert W. Baird & Co. Incorporated as the representatives for the underwriters. The Underwriting Agreement is attached hereto as Exhibit 5 and is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.


The response in Item 7 is amended by adding the following Exhibit to this
Statement:





Exhibit 5 - Underwriting Agreement, dated May 23, 1996, among K-C Nevada, Inc., Kimberly-Clark Corporation, Midwest Express Holdings, Inc. and Salomon Brothers Inc and Robert W. Baird & Co. Incorporated.

                           Signature



    After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 5, 1996

                             K-C NEVADA, INC.





                             By:  /s/ W. Anthony Gamron
                             --------------------------------------------
                                  W. Anthony Gamron
                                  Vice President & Treasurer

                           Signature



    After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 5, 1996

                             KIMBERLY-CLARK CORPORATION





                             By:   /s/ W. Anthony Gamron
                             ----------------------------
                                  W. Anthony Gamron
                                  Vice President & Treasurer

                         EXHIBIT INDEX



                                                                     Page No.




Exhibit 5     Underwriting Agreement, dated May 23, 1996,                  9
              among K-C Nevada, Inc., Kimberly-Clark Corporation,
              Midwest Express Holdings, Inc., and Salomon Brothers Inc and Robert W. Baird & Co. Incorporated.